10026739

FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5
Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

MICHELE PEVEHOUSE
Notary Public - Notary Seal
State of Missouri, St Louis County
Commission # 09405550
My Commission Expires Apr 8, 2013

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Porter 314-955-6462
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

10 South Broadway		St. Louis	MO	63102
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/19

3/25

OATH OR AFFIRMATION

I, Joseph Porter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

Name: Joseph Porter
Title: Principal Financial Officer

Notary Public

MICHELE PEVEHOUSE
Notary Public - Notary Seal
State of Missouri, St Louis County
Commission # 09405656
My Commission Expires Apr 3, 2013

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Directors
Wells Fargo Advisors, LLC:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Advisors, LLC, and subsidiaries (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Advisors, LLC and subsidiaries as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 23, 2010

WELLS FARGO ADVISORS, LLC

(A Wholly Owned Limited Liability Company of

Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2009

(In thousands)

Assets		
Cash and cash equivalents	$	550,557
Cash segregated under federal and other regulations		40,053
Securities purchased under agreements to resell		507,002
Receivable from brokers, dealers and clearing organizations		206,679
Securities owned, at fair value		1,095,886
Property, equipment and leasehold improvements, net		309,662
Receivable from affiliates		67,382
Loans and notes receivable from financial advisors, net		2,301,474
Goodwill and intangible asset, net		1,397,100
Other assets		265,457
Total assets	$	6,741,252
Liabilities and Member's Equity		
Short-term borrowings	$	184
Securities sold under agreements to repurchase		79,735
Payable to brokers, dealers and clearing organizations		26,539
Payable to customers		29,709
Securities sold, not yet purchased, at fair value		175,668
Payable to affiliates		63,386
Accrued compensation and benefits		538,836
Deferred compensation plan liabilities		737,328
Accrued expenses and other liabilities		532,572
Total liabilities		2,183,957
Commitments and contingent liabilities (see Note 17)		
Member's equity		4,557,295
Total liabilities and member's equity	$	6,741,252

See accompanying notes to Consolidated Statement of Financial Condition.

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Notes to Consolidated Statement of Financial Condition

December 31, 2009

(Dollars in thousands, except where noted)

(1) Organization and Basis of Presentation

Wells Fargo Advisors, LLC (the Company), is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH). WSFH serves as the holding company for the retail brokerage and clearing businesses contributed by Wachovia Corporation (Wachovia) and Prudential Financial, Inc. (Prudential) and is headquartered in St. Louis, Missouri. Effective December 31, 2008, Wachovia merged with and into Wells Fargo & Company (Wells Fargo). Effective December 31, 2009, Wells Fargo Investment Group, Inc. (WFIG), an affiliated company, paid $4.5 billion to purchase all of Prudential's non-controlling membership interest in WSFH, making WSFH a wholly owned subsidiary of Wells Fargo. WSFH's principal operating subsidiaries are the Company, First Clearing, LLC (FCLLC) and Wells Fargo Advisors Financial Network, LLC (FINET).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), a futures commission merchant with the Commodity Futures Trading Commission (CFTC), and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services.

The Company clears substantially all customer security transactions through FCLLC on a fully-disclosed basis. The Company clears its commodities transactions through Prudential Futures Derivatives, LLC on a fully-disclosed basis and its foreign currency denominated transactions through an affiliated company.

The Consolidated Statement of Financial Condition includes the accounts of Wells Fargo Advisors, LLC and its subsidiaries. All material intercompany balances have been eliminated in consolidation.

As a result of the Wells Fargo acquisition of Wachovia on December 31, 2008, differences in the fair value and carrying value of the Company's assets and liabilities were recorded by an affiliate and initially were not pushed down to the Company's Consolidated Statement of Financial Condition due to the existence of Prudential's non-controlling membership interest in WSFH. With WFIG's purchase of Prudential's non-controlling membership interest in WSFH on December 31, 2009, the carrying amount of these purchase accounting adjustments (primarily related to property, equipment and leasehold improvements, loans and notes receivable from financial advisors, accrued expenses and other liabilities, identifiable intangible assets and goodwill) have now been recorded in the Consolidated Statement of Financial Condition, with an offsetting credit to member's equity.

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and

liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

The Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 105-10. ASC 105-10 established the FASB Accounting Standards Codification (the Codification) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. generally accepted accounting principles for SEC registrants under the Codification. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification is non-authoritative. The adoption of this accounting standard did not have a material impact on the Consolidated Statement of Financial Condition.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Customers' securities transactions are recorded on a settlement date basis. Customer securities and commodities positions are not reflected in the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Securities owned and securities sold, not yet purchased are carried at fair value, and securities not readily marketable are carried at estimated fair value.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily repurchase agreements of U.S. government and agency securities and corporate bonds. The Company offsets resale agreements and repurchase agreements with the same counterparty executed under legally enforceable netting agreements that meet the accounting requirements of the right of offset. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. It is the Company's policy to obtain possession or control of securities purchased under agreements to resell.

Fair Value

Securities purchased under agreements to resell, receivable from brokers, dealers and clearing organizations, receivable from affiliates, loans and notes receivable from financial advisors, short-term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, and payable to affiliates are recorded at amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Consolidated Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 7).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization, adjusted for fair value adjustments discussed in Note 1 and Note 8. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to eight years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease. The Company periodically reviews the estimated useful lives of its fixed assets.

Goodwill and Intangible Asset

Goodwill is not subject to amortization but is subject to impairment testing on an annual basis, or more frequently, if events or circumstances indicate possible impairment. This test involves comparing the fair value of the business to its carrying amount. If the fair value is less than the carrying amount, further testing is required to measure the amount of impairment.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate the recorded amount is not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under ASC 740-10, Income Taxes. The Company's taxable income becomes taxable to the respective members of WSFH due to the treatment of WSFH as a non-taxable flow-through partnership entity for federal income tax purposes. However, certain states and foreign jurisdictions do subject the Company to entity-level

taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Other

Other assets consist primarily of accrued revenue, interest receivable and prepaid and deferred expenses. Accrued expenses and other liabilities consist primarily of trade payables.

(3) Cash Segregated Under Federal and Other Regulations

At December 31, 2009, cash of $40,053 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). At December 31, 2009, cash or securities were not required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or contracts.

(4) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2009:

Receivable from brokers, dealers and clearing organizations:		
Receivable from clearing organization	$	206,596
Receivable from unsettled securities transactions		83
	$	206,679
Payable to brokers, dealers and clearing organizations:		
Payable to clearing organization	$	26,020
Other		519
	$	26,539

(5) Payable to Customers

At December 31, 2009, payable to customers represent customer credits of $29,709 arising in connection with normal cash transactions.

(6) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment and retention incentives in addition to amounts provided for attaining certain production levels and assets under management. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from financial advisors who are no longer employed by the Company. Loans and

notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $69,991 at December 31, 2009. The Company reduced loans and notes receivable from financial advisors by $19,076 as a result of WFIG's purchase of Prudential's non-controlling membership interest in WSFH on December 31, 2009 (see Note 1).

(7) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2009, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Securities owned	Securities sold, not yet purchased
Bankers' acceptances, commercial paper, and certificates of deposit	$ 11,460	$ 550
U.S. government and agency obligations	206,391	119,023
State and municipal government obligations	154,925	3,874
Corporate obligations	61,790	43,070
Stocks and warrants	661,320	9,151
Total	$ 1,095,886	$ 175,668

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Where significant inputs are unobservable in the market due to limited activity or a less liquid market, securities valued using models with such inputs are classified in Level 3 of the fair value hierarchy. The Company has no assets classified in Level 3.

The balances of assets and liabilities measured at fair value as of December 31, 2009, are as follows:

Description	Total	Level 1	Level 2
Securities owned	$ 1,095,886	$ 165,367	$ 930,519
Cash equivalents *	13,905	13,905	-
Total	$ 1,109,791	$ 179,272	$ 930,519
Securities sold, not yet purchased	$ 175,668	$ 119,023	$ 56,645

* represents money market fund investments

(8) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2009:

Property and leasehold improvements	$ 313,915
Communications and computer equipment	6,811
Furniture and equipment	31,835
	352,561
Accumulated depreciation and amortization	(42,899)
Total	$ 309,662

The Company reduced property and leasehold improvements by $53,373 as a result of WFIG's purchase of Prudential's non-controlling membership interest in WSFH on December 31, 2009.

(9) Goodwill and Intangible Asset

Goodwill and intangible asset consists of the following at December 31, 2009:

Goodwill	$ 1,091,735
Intangible asset, net	305,365
	$ 1,397,100

As noted in Note 1, purchase accounting adjustments were recorded on December 31, 2009 as a result of WFIG's purchase of Prudential's non-controlling membership interest in WSFH. Previously established goodwill and identifiable intangibles were replaced with those recorded as a result of the Wells Fargo acquisition of Wachovia; accordingly, the Company reduced goodwill by $4,544,923. The Company then transferred approximately $500,000 of deposit intangible to an affiliated entity at December 31, 2009, due to modifications in the fee structure of affiliated company service agreements related to the bank sweep product.

At December 31, 2009, the gross carrying value of the brokerage relationship intangible asset and the related accumulated amortization amounted to $509,830 and $204,465, respectively. This intangible asset has an accelerated amortization period of ten years.

The Company's most recent impairment evaluation indicated that neither of the Company's goodwill or intangible asset was impaired.

(10) Short-term Financing

Short-term borrowings consist of $184 in outstanding bank drafts as of December 31, 2009.

At December 31, 2009, the Company had available $250,000 in uncommitted unsecured lines of credit with various unaffiliated financial institutions. The full amount of these lines of credit is also available to FCLLC and WSFH. At December 31, 2009, neither the Company, FCLLC nor WSFH had any balances outstanding on these unaffiliated lines of credit.

In addition, the Company had available $1,000,000 in an uncommitted secured line of credit with Wachovia Bank, N.A., an affiliated financial institution. The line of credit with Wachovia Bank, N.A. is collateralized by securities owned by the Company. The entire line of credit with Wachovia Bank, N.A. is also available to FCLLC. At December 31, 2009, neither the Company nor FCLLC had any balances outstanding on this line of credit.

In addition, the Company had available $50,000 in an uncommitted unsecured line of credit with Everen Capital Corporation (Everen), an affiliated institution. At December 31, 2009 the Company had a $50,000 balance outstanding on this line of credit.

(11) Subordinated Borrowings

On December 31, 2009, the Company repaid $417,000 to The Prudential Insurance Company of America, a subsidiary of Prudential, to retire the outstanding balance of a subordinated note previously issued by the Company. The note carried an interest rate that varied based on the London Interbank Offering Rate.

The Company also has a $300,000 subordinated revolving line of credit with Wells Fargo. The line bears interest at a rate to be negotiated at the time of each advance, and all advances are due to be repaid no later than December 19, 2013. At December 31, 2009, the Company had no borrowings outstanding on this line of credit.

These subordinated borrowings are available in computing net capital under SEC Rule 15c3-1 (the Net Capital Rule). To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(12) Net Capital

The Company is subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as

defined. The Company is also subject to the net capital requirements of CFTC Regulation 1.17. At December 31, 2009, the Company had net capital of $176,114 which was $174,614 in excess of its required net capital of $1,500.

The Consolidated Statement of Financial Condition as of December 31, 2009 reflects $12,952 of assets and liabilities attributable to subsidiaries and the elimination of intercompany balances which are not reflected in the Unaudited Statement of Financial Condition contained in Part II of Form X-17A-5, which is prepared on an unconsolidated basis (see Note 16).

(13) Retirement and Deferred Compensation Plans

Retirement Plans

Substantially all employees of the Company with one month of service are eligible to participate in a matched savings plan. This plan permits eligible employees to contribute up to 25% of eligible compensation, as defined. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally dollar for dollar up to 6% of eligible compensation.

In addition, Wells Fargo provides postretirement benefits, principally health care and life insurance, to former employees of the Company and its subsidiaries who retired on or before December 31, 2007 and their beneficiaries and dependents. Company-provided life insurance was available to eligible retirees until December 31, 2009. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wells Fargo's postretirement plan calculation and is therefore not available.

Deferred Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans. At December 31, 2009, the liability associated with these plans was $737,328 and is included in deferred compensation plan liabilities in the Consolidated Statement of Financial Condition.

Certain of the deferred compensation plans noted above allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $643,133 at December 31, 2009, and are included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(14) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with certain affiliates under which the Company receives certain technology and systems, operations, product support and administrative support services.

The Company has agreements with Wells Fargo and its affiliates for directly billed general and administration services.

The Company contracts consultants and temporary employees through an agency that is a subsidiary of Wells Fargo.

The Company has entered into a service agreement with Evergreen Asset Management Co., LLC, (Evergreen Advisor), an affiliated company, under which Evergreen Advisor provides advisory services to the Company.

The Company has also entered into other service agreements with Prudential.

Clearing Services

The Company has entered into a fully-disclosed clearing agreement with FCLLC to clear substantially all of its securities transactions. FCLLC collects revenues from customers on the Company's behalf from which it deducts its clearing service fees. At December 31, 2009, included in receivable from brokers, dealers, and clearing organizations in the Consolidated Statement of Financial Condition is $206,679 related to these transactions. FCLLC trades and settles securities on the behalf of the Company. At December 31, 2009, the Company had $26,020 payable to FCLLC related to these securities trading transactions.

FCLLC has entered into a service agreement with Prudential Investment Management Services LLC (PIMS), a subsidiary of Prudential, under which PIMS provides execution, clearance and other services to FCLLC on behalf of the Company, FINET and unaffiliated correspondent broker-dealers, with respect to investment companies available through certain of the Company's mutual fund wrap account products and programs, and transactions in shares of open-end investment companies. Pursuant to this agreement, FCLLC receives fees from PIMS based on invested customer balances.

Money Market and Bank Sweep

The Company earned fees from Prudential for servicing customers invested in Prudential sponsored money market funds and for certain asset management product related administrative services.

The Company has arrangements with Evergreen Investment Management Corporation (Evergreen), an affiliated mutual fund company, in which it receives various fees for servicing customers invested in Evergreen money market funds. The Company has arrangements with affiliated banks under which it offers a bank deposit product to which customers' available cash balances are swept into overnight deposit accounts.

Referral fees

The Company earns fees from affiliates for referring customers to affiliated banks. The Company also pays affiliated banks referral fees for introducing its customers to the Company.

Other

At December 31, 2009, the Company made available $500,000 in uncommitted unsecured lines of credit with WSFH. At December 31, 2009, WSFH had zero outstanding on these lines of credit.

At December 31, 2009, the Company has a demand note receivable from Everen totaling $48,054 which is included in receivable from affiliates in the Consolidated Statement of Financial Condition.

At December 31, 2009, Wachovia Bank, N.A. had $407,000 outstanding with the Company under reverse repurchase agreements.

The Company earns fees from providing support and services in connection with client assets under third-party management, including mutual funds. Certain mutual funds may be affiliated with the Company.

At December 31, 2009, the Company has other amounts net payable to Wells Fargo and other affiliates totaling approximately $44,058.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(15) Dividends

For the year ended December 31, 2009, the Company declared and paid no dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(16) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2009:

		Wells Fargo Advisors, LLC Unconsolidated	Other Subsidiaries	Eliminations/ Other		Wells Fargo Advisors, LLC Consolidated
Total assets	$	6,754,204	34,020	(46,972)	$	6,741,252
Member's equity		4,557,295	31,301	(31,301)		4,557,295

The Company prepares Part II of Form X-17A-5 on an unconsolidated basis. Accordingly, $12,952 of assets and liabilities have been excluded from the computation of net capital pursuant to the Net Capital Rule (see Note 12).

(17) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through 2020. Minimum future rental payments required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2009 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2010	$ 208,091	$ 51,272
2011	182,527	52,326
2012	157,830	51,973
2013	134,898	44,234
2014	110,701	42,237
Thereafter	104,977	2,035

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Expense is allocated to the Company for its share of rent expense incurred under these operating leases and has not been included in the minimum future rental payments above.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's consolidated financial position. Wachovia and Prudential have agreed to indemnify the Company for any losses due to a claim against the Company which arises from an action, omission to act, condition or event that first occurred prior to July 1, 2003 whether or not such action, omission, condition or event continues after July 1, 2003. The Company will not, however, be indemnified by Wachovia or Prudential for a claim that arises from any such action, omission, condition or event to the extent it continues to occur following the 270th day after July 1, 2003.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses

are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2009, related to these indemnification clauses.

The Company introduces, on a fully-disclosed basis, substantially all of its customer transactions to an affiliated clearing broker-dealer, FCLLC, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of its clearance agreement. In connection therewith, the Company has agreed to indemnify FCLLC for losses that FCLLC may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities and/or commodities transactions. At December 31, 2009, substantially all customer obligations were collateralized by securities with a fair value in excess of the obligations.

(18) Subsequent Event

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2009 through February 23, 2010, the date the Company issued its Consolidated Statement of Financial Condition. During this period, there have been no material events that would require disclosure in the Consolidated Statement of Financial Condition.

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037180 FINRA DEC
WELLS FARGO ADVISORS LLC 14*14
MO2420
ATTN: JAMES CAMERON/REG FINANCE
1 N JEFFERSON AVE BLDG E-3
SAINT LOUIS MO 63103-2205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Cameron (314) 955-3098

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,186,979

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (2,222,536)

August 2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4,964,293

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,964,293

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,964,293

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wells Fargo Advisors, LLC
(Name of Corporation, Partnership or other organization)

Joseph W. Porter
(Authorized Signature)

Controller - SVP
(Title)

Dated the 25 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning A[illegible] and ending 12/31/2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,867,404,363
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,341,750,160
(2) Revenues from commodity transactions.	49,229,715
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	286,005,731
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	270,188,701
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	5,789,240
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Other revenue deductions represent revenue from unregistered securities sales pursuant to the 1933 Act, and from the net gains on the sale of fixed assets. Per agreement with Linda Semars, supporting detail has not been provided based on the large number of small items that would need to be listed.	5,998,748
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 24,928,733	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 33,650,474	
Enter the greater of line (i) or (ii)	33,650,474
Total deductions	1,992,612,769
2d. SIPC Net Operating Revenues	$ 2,874,791,594
2e. General Assessment @ .0025	$ 7,186,979 (to page 1 but not less than $150 minimum)

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Independent Accountants' Report

The Board of Directors
Wells Fargo Advisors, LLC:

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Wells Fargo Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2010

WELLS FARGO ADVISORS

Consolidated Statement of Financial Condition

Wells Fargo Advisors, LLC

(A Wholly Owned Limited Liability Company of Wachovia Securities Financial Holdings, LLC)

December 31, 2009

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO ADVISORS, LLC

(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Consolidated Statement of Financial Condition

December 31, 2009

(With Report from Independent Registered Public Accounting Firm Thereon)